Filed by Exelon Corporation
(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Public Service Enterprise Group Incorporated
(Commission File No. 1-09120)

Exelon Corporation will issue the attached newsletter to all employees on February 21, 2005.

* * * * *

Safe Harbor Statement

Except for the historical information contained herein, certain of the matters discussed in this Filing constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon, Commonwealth Edison Company (“ComEd”), PECO Energy Company (“PECO”), and Exelon Generation Company, LLC (“Exelon Generation” and together with Exelon, ComEd and PECO, the “Exelon Registrants”), and the current expectations of management of Public Service Enterprise Group Incorporated (“PSEG”), Public Service Electric and Gas Company (“PSE&G”), PSEG Power LLC (“PSEG Power”), and PSEG Energy Holdings LLC (“PSEG Holdings” and together with PSEG, PSE&G and PSEG Power, the “PSEG Registrants”). There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this filing. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or PSEG could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may experience more difficulties than expected in achieving operating improvements at jointly owned nuclear generating facilities; (11) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (12) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (13) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. A discussion of some of these other important factors and assumptions is contained in the Exelon Registrants’ and PSEG Registrants’ respective filings with the SEC, including: (1) the Exelon Registrants’ 2003 Annual Report on Form 10-K – Item 7. Management’s Discussion and Analysis of Financial condition and Results of Operations – Business Outlook and the Challenges in Managing Our Business for Each of Exelon, ComEd, PECO, and Exelon Generation; (2) the Exelon Registrants’ 2003 Annual Report on Form 10-K – Item 8. Financial Statements and Supplementary Data: Exelon – Note 19, ComEd – Note 15, PECO – Note 14, and Exelon Generation – Note 13; and (3) the PSEG Registrants’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 – Forward Looking Statements. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is contained in the Registration Statement on Form S-4 that Exelon has filed with the SEC (Registration No. 333-122704) in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this Filing may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Filing. None of the Exelon Registrants or PSEG Registrants undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this Filing.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Exelon Corporation (Exelon) or Public Service Enterprise Group Incorporated (PSEG). Exelon has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (Registration No. 333-122704) that contains a preliminary joint proxy statement/prospectus and other relevant documents regarding the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Shareholder Services, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

* * * * *

ONE STEP FORWARD

Exelon and PSEG announce merger integration teams designed to develop and implement plans for a successful combination

     Exelon and PSEG moved one step closer toward creating the nation’s finest electric and gas utility with the formation of 10 merger integration teams. The teams are designed to develop and implement plans to successfully combine the two organizations, following the approval of each company’s shareholders and various regulatory agencies.

     Leading the integration effort and overseeing the work of the teams are Exelon Executive Vice President Randall E. Mehrberg and PSE&G President and Chief Operating Officer Ralph Izzo. In addition to an executive sponsor, each team has co-leads with one representative from Exelon and the other from PSEG.

     “Now that the team leaders have been named, the next step is to identify people with the right experience to handle various integration issues and activities that need to get done,” Izzo said. “We expect each team to and better define their deliverables and complete their staffing by the end of February.”

     Mehrberg added that real analyses by the teams would begin in March. “We will com-

JOINT INTEGRATION TEAM

INTEGRATION STEERING TEAM

Exelon: John Rowe, Randy Mehrberg, Betsy Moler, Bob Shapard, Jack Skolds, John Young
PSEG: Jim Ferland, Bob Busch, Bob Dougherty, Ralph Izzo, Tom O'Flynn

Exelon = EXC
PSEG = PEG

BUSINESS UNIT TEAMS

Generation and Trading
Executive Sponsor:
John Young (EXC)
Leads:
Mark Schiavoni (EXC)
Ed Sondey (PEG)

Delivery
Executive Sponsor:
Jack Skolds (EXC)
Leads:
Ralph LaRossa (PEG)
Dick Webster (EXC)

Corporate/ Shared Services
Executive Sponsor:
Bob Busch (PEG)
Co-Lead:
Bill Arndt (EXC)

PSEG Energy Holdings
Executive Sponsor:
Bob Dougherty (PEG)
Leads:
Richard Glanton (EXC)
Eileen Moran (PEG)

INTEGRATION MANAGEMENT TEAM

Integration Executives
Ralph Izzo (PEG)
Randy Mehrberg (EXC)

HR Systems Integration
Executive Sponsor:
Gary Snodgrass (EXC)
Leads:
Ginny Brown (EXC)
Rich Landy (EXC)
Peggy Pego (PEG)

Financial Systems Integration
Executive Sponsor:
Tom O'Flynn (PEG)
Leads:
Derek DiRisio (PEG)
Bob McDonald (EXC)

IT Integration
Executive Sponsor:
Ruth Ann Gillis (EXC)
Leads:
Manuj Choutai (PEG)
Dan Hill (EXC)

Integration Office
Leads:
Shelley Keller (EXC)
Kevin Quinn (PEG)

TRANSACTION TEAMS

Deal Team
Executive Sponsor:
Tom O'Flynn (PEG)
Leads:
Sharon Hillman (EXC)
Mike Wiater (PEG)

Regulatory Teams
Executive Sponsor:
Betsy Moler (EXC)
Co-Lead:
Ed Selover (PEG)

12	Inside Exelon February 2005

municate the results and decisions based on those analyses in a timely manner over the next 12 to 15 months,” Mehrberg said.

Integration teams

     The teams are grouped into three main categories: Business Unit, Integration Management and Transaction.

     The Business Unit teams (Generation and Trading, Delivery, Corporate/Shared Services and PSEG Energy Holdings) will analyze and design operational processes and organizational structures, working to identify and implement best practices.

     The Integration Management teams (HR Systems, Financial Systems and Information Technology) are focused on integrating the major processes that span business units and require close collaboration and coordination.

     The Transaction teams include the Regulatory team, which already has begun work on the required filings and managing the regulatory process, and the Deal team, which will maintain the financial model of the transaction and coordinate efforts to close the merger deal.

     Working to manage the day-to-day activities of the integration team on behalf of Mehrberg and Izzo is the Integration Office, which will oversee the process, identify and resolve issues and assist in the overall coordination of the efforts of all the teams.

     To make certain that the teams remain focused on the task before them, a set of guiding principles has been created. (See chart below.) As one would expect, the principles focus on operational guidelines, such as building a single company point of view and seeking best practices. But, there also are guidelines to remind those involved with the merger that treating people with dignity and respect, as well as engaging employees in the process, are equally important.

     As the integration planning process continues, employees can expect to see more information on the progress of the integration teams.

EXELON/PSEG GUIDING PRINCIPLES
FOR INTEGRATION PLANNING

Build one company view

•	Start — and end — with the vision in mind

•	Focus on what’s right for the combined company

•	Commit to leave personal biases at the door

Seek true best practices

•	Look for the best answer; not just what is customary today

•	Emphasize where changes in work processes need to be made

Move quickly and thoroughly

•	Focus on integrating the organizations rapidly

•	Set aggressive, but achievable timeframes

•	Rigorously analyze the issues and find the right solutions

Build the sense of team

•	Get to know each other at multiple levels across the organization

•	Create an open environment for communication and debate

Be decisive

•	Be explicit and open about how decisions will be made

•	Consider the facts and the various perspectives

•	Make decisions promptly, communicate them and keep moving

Engage employees

•	Let people know what the changes mean for them

•	Be visible on-site

•	Communicate continuously — two-way and face-to-face

•	Respect employees’ abilities to contribute and listen, listen, listen

Treat people with dignity

•	“Put ourselves in each others’ shoes” and treat employees respectfully in all interactions

•	Establish a clear and consistent process for assessment and selection

•	Establish a fair separation program and implement consistently

     The following answers address questions raised about Exelon and PSEG’s recent regulatory filings as well as other employee concerns

How much generation is owned by Exelon and its subsidiaries?

     Exelon owns or controls 33,000 Megawatts of generation. Of that, 26,000 MW are in PJM.

How much generation is owned by PSEG and its subsidiaries?

     PSEG owns or controls 18,000 MW of North American generation,14,000 MW of which are in PJM.

What is market power, and why is it an issue in this merger?

     Market power generally reflects the amount and location of electric generating capacity owned or controlled by a participant in wholesale electric markets like PJM. Regulatory agencies want to make sure that any one owner of electric generating capacity doesn’t have the ability to artificially raise prices by physically or economically withholding energy and capacity from the market.

     The Exelon and PSEG merger will create an electric generating company with more than 40,000 megawatts of electric generating capacity located in PJM markets. The Federal Regulatory Energy Commission will consider whether the size and location of the new company’s portfolio presents the potential for market concentration. Both companies recognize this concern and the FERC application filed includes a plan to address the issue.

How is it determined if there is a market power issue?

     FERC has a series of tests or “screens” that it asks companies to apply under a variety of to contribute conditions to determine under what circumstances market power issues may exist. FERC examines multiple time periods and load conditions when applying these screens. The companies have done a detailed analysis using FERC’s market power screens and have determined that a potential for market power does exist, primarily in PJM East. PJM East is part of the “traditional” PJM market, which includes eastern Pennsylvania and central and northern New Jersey.

Inside Exelon February 2005   13

mergernews

COMBINED EXELON/PSEG MAJOR FACILITIES MAP*

- Exelon Fossil
- Exelon Nuclear
- Exelon Renewable
- PSEG Fossil
- PSEG Nuclear

- ComEd Service Area
- PECO Service Area
- PSE&G Service Area

CONNECTICUT
44 Bridgeport Harbor
45 New Haven Harbor

ILLINOIS
A **Exelon Corporate HQ**
B **ComEd HQ**
C **Nuclear HQ**
4 Southeast Chicago
5 Braidwood
6 Dresden
7 LaSalle
8 Clinton
9 Quad Cities
10 Byron

INDIANA
28 Lawrenceburg

MAINE
27 Wyman

MARYLAND
21 Conowingo

MASSACHUSETTS
24 Framingham
25 New Boston
26 West Medway

NEW JERSEY
F **PSEG HQ**
22 Oyster Creek
23 Salem
31 Yards Creek
32 Bergen
33 Hudson
34 Kearny
35 Essex
36 Bayonne
37 Linden
38 Sewaren
39 Edison
40 Mercer
41 Burlington
42 National Park
43 Hope Creek

NEW YORK
30 Bethlehem Energy Center

OHIO
29 Waterford

PENNSYLVANIA
D **PECO Energy HQ**
E **Generation HQ**
E **Exelon Power HQ**
E **Exelon PowerTeam HQ**
11 Fairless Hills
12 Schuylkill
13 Eddystone
14 Cromby
15 Conemaugh
16 Keystone
17 Muddy Run
18 Limerick
19 Three Mile Island
20 Peach Bottom

TEXAS
1 Handley
2 Mountain Creek
3 ExTex LaPorte

** Does not include PSEG's global assets.*

14	Inside Exelon February 2005

How are the companies proposing to mitigate the market power issue?

     The companies have proposed a comprehensive market power mitigation plan designed to address in full, FERC’s requirements for competitive markets. As part of the plan, the companies have proposed to divest — that is sell the power plant to someone else — a number of coal, mid-merit and peaking generating plants and transfer control of the output of a portion of their baseload nuclear generating capacity. All of the plants that would be divested are in PJM East.

     The plan calls for the new company to divest at least 550 MW of coal-fired capacity, 1,350 MW of mid-merit and 1,000 MW of peaking capacity in the PJM East region. This is a total of 2,900 MW of generation.

     The plan also calls for “virtual divestiture” of more than 2,600 MW of baseload nuclear capacity. This will be accomplished by long-term sales (for at least 15 years or the life of a unit) or annual auctions of 25-MW blocks of nuclear capacity for three-year terms. The amount of nuclear capacity not sold via long-term contracts will be available for the annual capacity auctions.

     The virtual divestiture is designed to transfer control of the capacity without losing the benefit to the marketplace of Exelon’s demonstrated nuclear operating expertise. In addition, the annual nuclear capacity auctions will be timed to coincide with New Jersey’s Basic Generation Service wholesale power auction in which the state’s distribution utilities obtain the energy and capacity they need to serve customers. The expectation is that making the nuclear capacity available to other wholesale suppliers will contribute to the competitiveness of the BGS auction.

How long will it take to receive approval from New Jersey, Pennsylvania and FERC?

     The New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission will establish schedules to hear the case. We expect they will give our filings thorough, but expeditious, attention so that we can bring about the benefits and cost savings that the merger will enable.

     We hope to receive approval from FERC without a formal hearing and expect this process to be completed by the first quarter of 2006. We met with FERC staff prior to our filing, as we typically do, to ensure that we address their concerns sufficiently and early in the process.

Will any of the companies’ natural gas distribution assets need to be sold?

     Since the gas businesses of both Exelon and PSEG are distribution businesses and regulated by state utility commissions, the companies do not foresee the need to divest of any of the existing natural gas assets.

How many positions might be eliminated as a result of the merger throughout the new company’s utility businesses?

Across Exelon and PSEG, we project an overall reduction of about 1,400 to 1,500 posi-

tions, or approximately 5 percent of the combined workforce of 28,000. Overall, it is currently estimated that fewer than 400 positions will be eliminated within the company’s three utility businesses (ComEd, PECO Energy and PSE&G). We do not anticipate that any reductions will be made in “field level” positions. With respect to non-field-level positions, we expect to minimize the effects on existing employees to the extent possible through normal attrition and retirements. Severance programs also will be utilized.

The company has proposed a detailed plan that calls for the divestiture of some assets and long-term sales associated with others. Why is this necessary?

     The regulators will want to ensure that the new company, Exelon Electric & Gas, does not have market power in any relevant market. Our regulatory team, working with business experts, designed the market power mitigation proposal based upon FERC’s merger review criteria.

Additional Information This communication is not a solicitation of a proxy from any security holder of Exelon Corporation or Public Service Enterprise Group Incorporated. Exelon has filed a Registration Statement on Form S-4 with the SEC (Registration No. 333-122704) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction involving Exelon Corporation and Public Service Enterprise Group Incorporated. We urge investors and security holders to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents when they become available, because they will contain important information about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website (<http://www.sec.gov>).In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon, Shareholder

Services, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from PSEG, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

     Information regarding Exelon’s and PSEG’s directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

     This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained or referred to in the Current Report on Form 8-K filed with the SEC on December 20, 2004 by Exelon. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/ prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this document in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

Inside Exelon February 2005   15